U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person 1

    Rigg                            Robert                  E.
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   (Last)                           (First)             (Middle)

                                750 Fairview Road
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                                    (Street)

  Glenmoore                           PA                  19343
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                           2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                         Date          (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security          (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 Year)         Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                           312,227(1)      D
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                             9,048(2)      I       Spouse
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                             8,898(3)      I       Profit
                                                                                                               Sharing
                                                                                                               Plan
-------------------------------------------------------------------------------------------------------------------------

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                                                 Page 1 of 3
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----------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                               (Over)
                                                                                                      SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
                                                             (3)
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
Phantom                                                                      Common
Stock Units       1-for-1  6/30/02(4)  A        151.1871      (5)     (5)     Stock    151.1871  26.788
------------------------------------------------------------------------------------------------------------------------------------
Phantom                                                                      Common                              (6)
Stock Units       1-for-1  12/31/02    A        477.1312      (5)     (5)     Stock    477.1312  26.827   2,532.6183   D
------------------------------------------------------------------------------------------------------------------------------------

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                                                             Page 2 of 3


Explanation of Responses:


/s/ Robert E. Rigg                                              1/3/03
---------------------------------------------            --------------------
      **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                FORM 4 FOOTNOTES

Name of Reporting Person:   Robert E. Rigg

Name of Issuer:             National Penn Bancshares, Inc.

Period Covered:             December 31, 2002

Footnotes:

(1) Includes 14,858 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(2) Includes 430 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(3) Includes 423 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(4) Issuance of these phantom stock units qualifies for deferred reporting on a Form 5. They are being reported earlier, on this Form 4, voluntarily.

(5) The phantom stock units were accrued under the National Penn Bancshares, Inc. Directors' Fee Plan and are to be settled in National Penn Bancshares, Inc. common stock upon the reporting person's retirement as a director or reaching the age of 65, as elected by such person.

(6) Includes 97.8803 phantom stock units acquired under the Directors' Fee Plan pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002, and paid on December 27, 2002.

     Includes 64.9185 phantom stock units acquired upon "reinvestment" of dividends accrued on phantom stock units under the Directors' Fee Plan:
     17.0591 on 2/17/02;  14.8072 on 5/17/02; 16.3577 on 8/17/02; and 16.6945 on
     11/17/02. Because the Company has a dividend reinvestment plan available to substantially all of its shareholders on terms similar to the dividend reinvestment feature of the Directors' Fee Plan, the acquisition of phantom stock units with "reinvested" dividends is exempt from line item reporting under SEC Rule 16a-11.


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